UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            STERLING CHEMICALS, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    859166100
                              ---------------------
                                 (CUSIP Number)

                                Phillip M. Sevin
                                 General Counsel
                       Resurgence Asset Management, L.L.C.
                               10 New King Street
                          White Plains, New York 10604
                                 (914) 288-8600
                              ---------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 2, 2006
                              ---------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No.: 859166100                                          Page 2 of 10 Pages
--------------------------------------------------------------------------------
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       RESURGENCE ASSET MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)

       [  ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------
 Number of         7.     Sole Voting Power                None
 Shares            -------------------------------------------------------------
 Beneficially      8.     Shared Voting Power              2,878,185 /1/
 Owned by Each     -------------------------------------------------------------
 Reporting         9.     Sole Dispositive Power           None
 Person With       -------------------------------------------------------------
                   10.    Shared Dispositive Power         2,878,185 /1/
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       2,878,185 /1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [  ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       59.1%
--------------------------------------------------------------------------------
14.    Type of Reporting Person:

       IA

------------------------
/1/ See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No.: 859166100                                          Page 3 of 10 Pages
--------------------------------------------------------------------------------
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       RESURGENCE ASSET MANAGEMENT,INTERNATIONAL L.L.C.
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)

       [  ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------
 Number of         7.     Sole Voting Power                None
 Shares            -------------------------------------------------------------
 Beneficially      8.     Shared Voting Power              780,260 /1/
 Owned by Each     -------------------------------------------------------------
 Reporting         9.     Sole Dispositive Power           None
 Person With       -------------------------------------------------------------
                   10.    Shared Dispositive Power         780,260 /1/
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       780,260 /1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [  ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       23.1%
--------------------------------------------------------------------------------
14.    Type of Reporting Person:

       IA

------------------------
/1/ See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No.: 859166100                                          Page 4 of 10 Pages
--------------------------------------------------------------------------------
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)

       [  ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware
--------------------------------------------------------------------------------
 Number of         7.     Sole Voting Power                None
 Shares            -------------------------------------------------------------
 Beneficially      8.     Shared Voting Power              1,698,491 /1/
 Owned by Each     -------------------------------------------------------------
 Reporting         9.     Sole Dispositive Power           None
 Person With       -------------------------------------------------------------
                   10.    Shared Dispositive Power         1,698,491 /1/
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,698,491 /1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [  ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       42.2%
--------------------------------------------------------------------------------
14.    Type of Reporting Person:

       IA

------------------------
/1/ See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No.: 859166100                                          Page 5 of 10 Pages
--------------------------------------------------------------------------------
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       MARTIN D. SASS
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]

       (b) [ ]
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)

       [  ]
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       United States of America
--------------------------------------------------------------------------------
 Number of         7.     Sole Voting Power                None
 Shares            -------------------------------------------------------------
 Beneficially      8.     Shared Voting Power              5,356,936 /1/
 Owned by Each     -------------------------------------------------------------
 Reporting         9.     Sole Dispositive Power           None
 Person With       -------------------------------------------------------------
                   10.    Shared Dispositive Power         5,356,936 /1/
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       5,356,936 /1/
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       [  ]
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row (11)

       80.9%
--------------------------------------------------------------------------------
14.    Type of Reporting Person:

       IA

------------------------
/1/ See Item 5 herein.

                                                              Page 6 of 10 Pages

                  This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Shares"), of Sterling Chemicals, Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on Schedule 13D, dated December 19, 2002, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 5 is being filed by the Reporting Persons to report that the number of Shares that the Reporting Persons may be deemed to beneficially own has increased by more than one percent of the current amount of outstanding Shares, as disclosed in the Issuer's quarterly report on Form 10-Q. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 1    Security and Issuer

          This Statement relates to the Shares. The address of the principal executive office of the Issuer is 333 Clay Street, Suite 3600, Houston, Texas 77002-4109.

Item 2    Identity and Background

          This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)    Resurgence Asset Management, L.L.C. ("RAM");

          ii)   Resurgence Asset Management, International L.L.C. ("RAMI");

          iii)  Re/Enterprise Asset Management, L.L.C. ("REAM"); and

          iv)   Mr. Martin D. Sass ("Mr. Sass").

          In its capacity as investment advisor, RAM exercises voting and investment power over the Shares held for the accounts of M.D. Sass Corporate Resurgence Partners, L.P., M.D. Sass Corporate Resurgence Partners II, L.P., and M.D. Sass Corporate Resurgence Partners III, L.P. ("Resurgence I, II and III," respectively), the Resurgence Asset Management, L.L.C. Employment Retirement Plan (the "Plan") Accordingly, RAM may be deemed to share voting and investment power with Resurgence I, II and III and the Plan. Mr. Sass serves as Chairman and Chief Executive Officer of RAM.

          In its capacity as investment advisor, RAMI exercises voting and investment power over the Shares held for the account of M.D. Sass Corporate
Resurgence International, Ltd., for which RAMI serves as investment adviser. Accordingly, RAMI may be deemed to share voting and investment power with M.D. Sass Corporate Resurgence International, Ltd. Mr. Sass serves as Chairman and Chief Executive Officer of RAMI.

          In its capacity as investment advisor, REAM exercises voting and investment power over the Shares held for the accounts of (a) two employee pension plans (the "Pension Plans") and as an advisor to the M.D. Sass Associates, Inc. Employee Retirement Plan (the "Sass Plan"), and (b) as general partner and sole investment advisor of M.D. Sass Re/Enterprise Portfolio Company, L.P. ("Enterprise") and M.D. Sass Re/Enterprise II, L.P. ("Enterprise II"). Accordingly, REAM may be deemed to share voting and investment power with each of the Pension Plans, the Sass Plan, Enterprise and Enterprise II. Mr.
Sass  serves  as  Chairman  and  Chief  Executive   Officer  of  REAM.

                                                              Page 7 of 10 Pages
Item 5    Interest in Securities of the Issuer

    (a) - (b)  See Rows 7, 9, 11 and 13 of each cover page.

    The  precentage   in  Row 13  of  each  cover page  are  based  on 2,828,474
Shares that were outstanding as of October 31, 2005, as reported in the Issuer's most recently-filed quarterly report on Form 10-Q.

         (i) The Shares that RAM may be deemed to beneficially own include Shares that RAM has the current right to acquire upon conversion of shares of preferred stock of the Issuer and upon exercise of warrants of the Issuer. As of December 31, 2005, funds and accounts managed by RAM held: (A) 838,314 Shares; (B) 1,851,866 Shares issuable upon the conversion of preferred stock; and (C) 188,005 Shares issuable upon the exercise of warrants.

         (ii) The Shares that RAMI may be deemed to beneficially own include Shares that RAMI has the current right to acquire upon conversion of shares of preferred stock of the Issuer and upon exercise of warrants of the Issuer. As of December 31, 2005, funds and accounts managed by RAMI held: (A) 228,261 Shares; (B) 501,123 Shares issuable upon the conversion of preferred stock; and
(C) 50,876 Shares issuable upon the exercise of warrants.

         (iii) The Shares that REAM may be deemed to beneficially own include Shares that REAM has the current right to acquire upon conversion of shares of preferred stock of the Issuer and upon exercise of warrants of the Issuer. As of December 31, 2005, funds and accounts managed by REAM held: (A) 497,620
Shares; (B) 1,090,207 Shares issuable upon the conversion of preferred stock; and (C) 110,664 Shares issuable upon the exercise of warrants.

         (iv) The Shares that Mr. Sass may be deemed to beneficially own include Shares that Mr. Sass has the current right to acquire upon conversion of shares of preferred stock of the Issuer and upon exercise of warrants of the Issuer. As of December 31, 2005, funds and accounts managed by Mr. Sass held: (A) 1,564,195 Shares; (B) 3,443,196 Shares issuable upon the conversion of preferred stock; and (C) 349,545 Shares issuable upon the exercise of warrants.

     In addition, funds which have invested side-by-side with funds managed by RAM and RAMI beneficially own 26,733 Shares, 58,876 Shares issuable upon the conversion of preferred stock; and 5,976 Shares issuable upon the exercise of warrants.

    (c) There have been no transactions effected with respect to the Shares since December 31, 2005 (60 days prior to the date hereof) by any of the Reporting Persons.

    (d) No person other than those named in Item 2 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

    (e) Not applicable.

Item 7    Material to be filed as Exhibits.

          The Exhibit Index is incorporated herein by reference.

                                                              Page 8 of 10 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2006            RESURGENCE ASSET MANAGEMENT, L.L.C.


                               By:  /s/ Martin D. Sass
                                  ---------------------------------
                               Name:   Martin D. Sass
                               Title:  Chairman and Chief Executive Officer

Date: March 2, 2006            RESURGENCE ASSET MANAGEMENT,INTERNATIONAL L.L.C.


                               By:  /s/ Martin D. Sass
                                  ---------------------------------
                               Name:   Martin D. Sass
                               Title:  Chairman and Chief Executive Officer

Date: March 2, 2006            RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.


                               By:  /s/ Martin D. Sass
                                  ---------------------------------
                               Name:   Martin D. Sass
                               Title:  Chairman and Chief Executive Officer


Date: March 2, 2006            MARTIN D. SASS

                               /s/ Martin D. Sass
                               ----------------------------------------

                                                             Page 9 of 10 Pages

                                  EXHIBIT INDEX

Ex.                                                                     Page No.
---                                                                     --------

A.  Joint Filing Agreement, dated March 2, 2006 by and among
    Resurgence Asset Management, L.L.C., Resurgence Asset Management, International L.L.C., Re/Enterprise Asset Management, L.L.C.,
    and Mr. Martin D. Sass..............................................      10

                                                             Page 10 of 10 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D, Amendment No. 5, with respect to the Common Stock of Sterling Chemicals, Inc. dated as of March 2, 2006 is, and any amendments thereto (including amendments on Schedule
13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: March 2, 2006            RESURGENCE ASSET MANAGEMENT, L.L.C.


                               By:  /s/ Martin D. Sass
                                  ---------------------------------
                               Name:   Martin D. Sass
                               Title:  Chairman and Chief Executive Officer

Date: March 2, 2006            RESURGENCE ASSET MANAGEMENT,INTERNATIONAL L.L.C.


                               By:  /s/ Martin D. Sass
                                  ---------------------------------
                               Name:   Martin D. Sass
                               Title:  Chairman and Chief Executive Officer

Date: March 2, 2006            RE/ENTERPRISE ASSET MANAGEMENT, L.L.C.


                               By:  /s/ Martin D. Sass
                                  ---------------------------------
                               Name:   Martin D. Sass
                               Title:  Chairman and Chief Executive Officer


Date: March 2, 2006            MARTIN D. SASS

                               /s/ Martin D. Sass
                               ----------------------------------------